ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited)
June 30, 2008
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
(Unaudited)

(expressed in Canadian dollars)

	June 30, 2008 $	December 31, 2007 $
Assets

Current assets
Cash and cash equivalents	713,969	2,533,105
Short-term investments	42,843	42,143
Prepaid expenses and deposits	86,933	139,641
Deferred corporate transaction costs (note 7)	218,972	-
Other current assets	41,552	75,572

	1,104,269	2,790,461
Property and equipment	440,086	500,371

	1,544,355	3,290,832

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,557,330	2,103,372
Current portion of obligations under capital lease	2,573	5,931

	2,559,903	2,109,303

Secured convertible debenture (note 8)	978,305	-

	3,538,208	2,109,303

Contingencies (note 9)

Capital deficiency

Common shares – no par value, unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Equity component of secured convertible debenture (note 8)	31,315	-
Contributed surplus	12,539,613	12,498,710
Deficit accumulated during development stage	(68,629,461)	(65,381,861)

	(1,993,853)	1,181,529

	1,544,355	3,290,832

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Approved by the Board of Directors “Darrell Elliott” “Douglas Gilpin” Chairman and Director Director

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended		Cumulative from October 30, 2000 to
	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $

Revenue	-	-	-	-	-

Expenses
Corporate administration	747,525	1,506,871	1,805,363	2,971,781	19,339,151
Research and development	739,650	1,354,544	1,369,927	2,479,796	20,022,541
Amortization	28,976	650,878	58,126	1,301,757	7,993,051
	1,516,151	3,512,293	3,233,416	6,753,334	47,354,743
Loss from operations	(1,516,151)	(3,512,293)	(3,233,416)	(6,753,334)	(47,354,743)

Other income (expenses)
Interest	5,060	61,515	16,746	146,125	982,680
Loss on disposal of property and equipment	(2,159)	-	(2,159)	-	(107,001)
Impairment of acquired intellectual property	-	-	-	-	(24,991,344)
(Loss) gain on foreign exchange	(1,273)	2,622	(19,151)	6,833	(52,397)
Debenture interest (note 8)	(4,274)	-	(4,274)	-	(277,234)
Debenture accretion expense (note 8)	(5,346)	-	(5,346)	-	(5,346)
Other	-	-	-	-	19,055
	(7,992)	64,137	(14,184)	152,958	(24,431,587)

Loss before income taxes	(1,524,143)	(3,448,156)	(3,247,600)	(6,600,376)	(71,786,330)

Future income tax recovery	-	260,562	-	488,755	4,526,803

Net loss and comprehensive loss	(1,524,143)	(3,187,594)	(3,247,600)	(6,111,621)	(67,259,527)

Accumulated deficit – Beginning of period	(67,105,318)	(36,738,198)	(65,381,861)	(33,814,171)

Accumulated deficit – End of period	(68,629,461)	(39,925,792)	(68,629,461)	(39,925,792)

Basic and diluted loss per common share (note 12)	$(0.02)	$(0.04)	$(0.04)	$(0.08)

Basic and diluted weighted average number of common shares outstanding	72,760,717	72,760,717	72,760,717	72,760,717

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended		Cumulative from October 30, 2000 to
	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $
Cash provided by (used in)

Operating activities
Net loss for the period	(1,524,143)	(3,187,594)	(3,247,600)	(6,111,621)	(67,259,527)
Items not affecting cash
Debenture interest (note 8)	4,274	-	4,274	-	269,761
Debenture accretion expense (note 8)	5,346	-	5,346	-	5,346
Amortization	28,976	650,878	58,126	1,301,757	7,993,051
Stock-based compensation (note 12)	23,207	325,228	40,903	427,358	2,445,238
Common share issued to consultants for services rendered	-	-	-	-	148,000
Impairment of acquired intellectual property	-	-	-	-	25,233,970
Loss on disposal of property and equipment	2,159	-	2,159	-	107,001
Unrealized foreign exchange gain	-	-	-	-	(9,827)
Future income taxes	-	(260,562)	-	(488,755)	(4,526,803)
Change in non-cash working capital items (note 13)	348,997	(35,232)	540,686	(151,932)	2,356,204
Purchase of short-term investments	(42,487)	(60,907)	(42,843)	(320,231)	(2,428,000)
Redemption of short-term investments	42,143	3,647,085	42,143	6,309,410	12,721,994
	(1,111,528)	1,078,896	(2,596,806)	965,986	(22,943,592)
Financing activities
Repayment of obligations under capital lease	(1,698)	(1,417)	(3,358)	(2,785)	(11,641)
Issuance of share capital – net of share issue costs (note 7)	(218,972)	-	(218,972)	-	32,847,667
Issuance of secured convertible debentures	1,000,000	-	1,000,000	-	1,084,856
Repurchase of common shares	-	-	-	-	(2,255,776)
	779,330	(1,417)	777,670	(2,785)	31,665,106
Investment activities
Acquisition of property and equipment	-	-	-	-	(1,150,396)
Cash acquired on business acquisitions	-	-	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	-	-	17,753
Expenditures on patents and trademarks	-	-	-	-	(267,626)
Purchase of short-term investments	-	-	-	-	(31,426,872)
Redemption of short-term investments	-	-	-	-	21,090,035
	-	-	-	-	(8,007,545)
(Decrease) increase in cash and cash equivalents	(332,198)	1,077,479	(1,819,136)	963,201	713,969
Cash and cash equivalents – Beginning of period	1,046,167	291,076	2,533,105	405,354	-

Cash and cash equivalents – End of period	713,969	1,368,555	713,969	1,368,555	713,969

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

1	Going concern

These unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at June 30, 2008 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

On July 18, 2008 the Company filed a final short form prospectus for a rights offering.  The subscription price is $0.045 per common share and was equal to the weighted average of the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for each of the trading days on which there was a closing price during the three trading days immediately preceding July 14, 2008, less a discount of 25%.  The Company has applied to list on the TSX the rights distributed under the short form prospectus and the shares issuable upon the exercise of the rights.  Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to list the shares issuable upon the exercise of the rights (but not the rights themselves) on the American Stock Exchange (“AMEX”). Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.  The offering is only available to existing shareholders on the record date, July 25, 2008.  The Company anticipates raising net proceeds of approximately $2,997,778 which will provide approximately eight months of operating capital.

On June 4, 2008 the Company received $1,000,000 from a secured convertible debenture (note 8) issued as part of the Standby Purchase Agreement with LM Funds Corp. (“Standby Purchaser”), with respect to the rights offering.

Under the terms of the agreement the Standby Purchaser has agreed to exercise rights and/or otherwise purchase a sufficient number of ViRexx common shares under the additional subscription privilege to ensure minimum gross proceeds from the rights offering of $3,000,000 (“Commitment Amount”). In the event the entire Commitment Amount is not required to achieve $3,000,000, the difference between the $3,000,000 and the amount actually expended by the Standby Purchaser pursuant to the Rights Offering shall be used to purchase units through a private placement. Each unit in the private placement shall consist of one common share of ViRexx and one-half of a common share purchase warrant. Each full common share purchase warrant will entitle the holder, on exercise, to purchase one additional common share at a price equal to $0.15 for 12 months from the date of issue. These warrants will not be listed and are non-transferable. The price per unit will be the greater of $0.10 or market price less a 25% discount at the time of closing of the private placement.

The Company’s management continues to consider all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These unaudited interim consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2	Nature of operations

ViRexx amalgamated under the Business Corporations Act (Alberta) and is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of specified chronic viral infections and certain cancers.  The Company’s most advanced programs include drug candidates for the treatment of chronic hepatitis B and C, selected solid tumors and liver cancer.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

2           Nature of operations (Continued)

ViRexx is listed on the TSX and the AMEX.  On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards set forth in Part 10 of the AMEX Company Guide (“Company Guide”) and the Company has therefore become subject to the procedures and requirements of  Section 1009 of the Company Guide.

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

In order to maintain its AMEX listing, the Company submitted a plan addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by November 6, 2008 and Sections 1003(a)(i), (ii), (iii) of the Company Guide by November 6, 2009.

3	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP for interim financial statements.  Except as described in note 4, the accounting principles and methods of computation adopted in these unaudited interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2007.  However, these unaudited interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2007.

4	Changes in accounting policies

Effective January 1, 2008, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2006.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

a)	Capital Disclosures (CICA Handbook Section 1535)

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 1535 “Capital Disclosures”.  This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Section did not have a material effect on the Company's consolidated financial statements.  Disclosure requirements pertaining to Capital Disclosures are contained in note 16 of these unaudited interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

4           Changes in accounting policies (Continued)

b)	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company adopted CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section did not have a material effect on the Company's unaudited interim consolidated financial statements.

c)	Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which replaces Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new presentation standard carries forward the former presentation requirements. The adoption of these Sections did not have a material effect on the Company's unaudited interim consolidated financial statements.  The new disclosure requirements pertaining to these Sections are contained in note 17 of these unaudited interim consolidated financial statements.

d)	General standards of financial statement presentation:

In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;

(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The new disclosure requirements pertaining to this Section are contained in note 1 of these unaudited interim consolidated financial statements.

5	Future accounting pronouncements

a)	Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period. The changeover date from current Canadian GAAP to IFRS will be January 1, 2011. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

5           Future accounting pronouncements (Continued)

b)	Goodwill and Intangible Assets (CICA Handbook Section 3064)

In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”.

This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new Section for its fiscal year beginning January 1, 2009. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

6	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which certain directors, officers or shareholders have interests.  The following transactions were incurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three-months ended June 30, 2008, the Company incurred expenses totalling $106,758 (2007 - $45,381) for legal services rendered by a firm in which a certain corporate officer is a partner and for the six-months ended June 30, 2008, the Company incurred expenses totalling $404,507 (2007 - $231,300).  The Company incurred expenses for the three-months ended June 30, 2008 of $59,572 (2007 – 265,752) for consulting services rendered by a director of the Company and for the six-months ended June 30, 2008 the Company incurred expenses totalling $221,062 (2007 - $283,100).  At June 30, 2008 approximately $132,348 (December 31, 2007 - $108,964) of amounts due to related parties are included in accounts payable and accrued liabilities.

7	Deferred corporate transaction costs

In accordance with EIC-94, the Company defers direct and incremental costs incurred in connection with the issuance of share capital and other capital transactions as an asset and charges the costs against share capital when the capital transaction is completed or to operations when the capital transaction is abandoned.

If a transaction is abandoned, corporate transaction costs previously recognized as an asset are expensed in full as of the date of abandonment.

As at June 30, 2008, deferred corporate transaction costs directly related to the rights offering, more fully described in note 1 of these unaudited interim consolidated financial statements, totalling $218,972 were recognized as an asset.

8	Secured convertible debenture

On June 4, 2008, the Company issued a $1,000,000 secured convertible debenture (“Debenture”) maturing on June 4, 2010 and bearing and interest rate of 6% per annum. At the option of the holder, the accrued interest may be converted into common shares of the Company at a conversion rate of $0.10 per common share.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

8           Secured convertible debenture (Continued)

At the option of the holder, on or before June 4, 2010, the principal Debenture amount of $1,000,000 may be converted into units (“Debenture Units”) of the Company at a conversion rate of $0.10 per Debenture Unit.  Each Debenture Unit consists of one common share and one-half of a common share purchase warrant (“Debenture Warrant”), each such whole Debenture Warrant entitling the holder to purchase an additional common share at a price of $0.15 per common share for a period of one year from the date the Debenture Units were issued.

Repayment of the Debenture has been secured under a General Security Agreement charging all present and after-acquired property of ViRexx, with specific charges on the siRNA patent (provisional and formal patent application), Chimigen platform patents, Occlusin platform patents and AIT platform patents (all to the extent possible) which are registered subject to any third party interests in those patents which may be found to exist.

This Debenture is considered to be a compound financial instrument and as such, the liability and the equity components are presented separately on the unaudited consolidated balance sheet.  On the issue date of the Debenture, the Company valued the liability component of the Debenture by discounting the stream of future payments of interest and principal at the prevailing rate for similar liabilities estimated at an effective rate 7.75% per annum which provided a present value of $968,685.  The residual amount of $31,315 was recorded as the equity component of the Debenture.

The liability component of the Debenture is being accreted such that the liability at maturity will equal the gross proceeds of $1,000,000 less conversions.  The amount accreted during the three and six-month periods ended June 30, 2008 was $5,346.

As at June 30, 2008, no portion of the Debenture had been converted.  Interest accrued at June 30, 2008 was $4,274 and is included in the secured convertible debenture shown on the unaudited interim consolidated balance sheet.

9	Contingencies

The Company has received statements of claim from two former employees and the former Chief Financial Officer relating to their termination or change in employment with the Company.  The former employees and the former Chief Financial Officer assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007 or wrongful dismissal.  The collective total of these claims is $1,280,250.  ViRexx believes that these claims are without merit and intends to aggressively defend this position.  As the outcome is uncertain, no amount has been accrued in these unaudited interim consolidated financial statements.

10	Subsequent events

On July 18, 2008 as further described in note 1 of these unaudited interim consolidated financial statements the Company filed a final short form prospectus for a rights offering.

During February 2008 the Company reached a settlement with Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The settlement includes a cash payment of $100,000 and 500,000 warrants.  The cash settlement amount was accrued in the December 31, 2007 audited consolidated financial statements and paid in March 2008.  The issuance of the warrants will be recorded in the third quarter of 2008 once they are issued at the exercise price of $0.045 per common share.

In July 2008, the Company proposed settlement of a claim for severance pay and wrongful dismissal filed by a former employee.  The proposed settlement includes a cash payment and shares of the Company.  The cash settlement amount has been accrued in these unaudited interim consolidated financial statements.  The issuance of the shares will be recorded in the third quarter of 2008 once they are issued and the price has been determined.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

11	Government assistance and research and development projects

During the three and six-month periods ended June 30, 2008, the Company qualified for a non-repayable grant in the amount of $61,587 and $154,841, respectively (2007 - $43,327 and $83,339) from the National Research Council of Canada, of which $15,421 remained receivable at June 30, 2008 (December 31, 2007 - $30,265) and is included in other current assets on the unaudited interim consolidated balance sheets.

Amounts received related to government assistance were recorded as a reduction of research and development expense.

12	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

2008 Transactions

Other than the rights offering described in note 1 of these unaudited interim consolidated financial statements, there were no transactions impacting share capital completed in fiscal 2008.

2007 Transactions

There were no transactions impacting share capital in fiscal 2007.

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants.  On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”).  The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.  All options vest within three years or less and are exercisable for a period of ten years or less from the date of grant.

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at June 30, 2008 and June 30, 2007.
		June 30, 2008		June 30, 2007
	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $
Balance – December 31	5,332,811	0.67	6,096,241	0.81
Granted	25,000	1.05	673,175	0.59
Expired	(91,667)	1.05	(58,733)	0.81
Forfeited	(33,333)	0.84	-	-
Outstanding – March 31	5,232,811	0.67	6,710,683	0.79

Granted	30,000	0.69	600,000	1.01
Expired	(2,250)	0.67	-	-
Forfeited	(704,836)	0.89	(723,198)	0.84
Outstanding – June 30	4,555,725	0.63	6,587,485	0.80
Exercisable – End of period	4,288,720	0.68

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

12           Share capital (Continued)

Stock-based compensation expense

During the three and six-month periods ended June 30, 2008, the Company recognized $23,207 and $40,903, respectively (2007 - $325,228 and $427,358) of compensation expense and contributed surplus.  For the three-month period ended June 30, 2008, research and development expense and corporate administration expense included compensation expense of $7,730 (2007 - $24,554) and $15,477 (2007 - $300,674) respectively.  For the six-month period ended June 30, 2008, research and development expense and corporate administration expense included compensation expense of $21,330 (2007 - $60,708) and $19,573 (2007 - $366,650) respectively.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	June 30, 2008	June 30, 2007

Expected life	7 years	7 years
Risk-free interest rate	4.2%	4.1%
Expected volatility	85.1%	62.5%
Expected dividend yield	0.0%	0.0%
Expected forfeiture rate	25.0%	25.0%
Weighted average fair value of options granted	$0.35	$0.38

Warrants

At June 30, 2008, there were 1,818,182 (December 31, 2007 – 14,618,181) warrants outstanding at a weighted average exercise price of $1.25 (2007 - $1.48).  The value attributed to the warrants is included in contributed surplus.

				June 30, 2008
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
February 15, 2008	1.50	11,999,999	-	-	11,999,999	-
April 7, 2008	1.75	800,000	-	-	800,000	-
December 6, 2008	1.25	1,818,182	-	-	-	1,818,182
		14,618,181	-	-	12,799,999	1,818,182

Net loss per common share

Common shares that could potentially dilute basic loss per common share in the future that could be issued from the exercise of stock options or warrants, were not included in the computation of diluted loss per common share for June 30, 2008 and June 30, 2007 because to do so would be anti-dilutive.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

13	Supplementary cash flow information

	For the three-months ending		For the six-months ending
	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $
Change in non-cash working capital items
Prepaid expenses and deposits	46,107	(29,709)	52,708	(261,578)
Other current assets	82,595	(32,629)	34,020	(23,577)
Accounts payable and accrued liabilities	220,295	27,106	453,958	133,223
	348,997	(35,232)	540,686	(151,932)

14	Segment Information

The Company operates in one business segment which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its operations and long lived assets, excluding a portion of the intangible assets, in Canada.

15	Corporate reorganization

On February 14, 2007, a 13D was filed with the United States Securities and Exchange Commission by 27% of the shareholders to recommend a change in the majority of the Board of Directors of ViRexx.  Also at this time, work was being performed relating to a proposed $15.0 million public offering.  On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with the 13D group.  ViRexx incurred costs relating to these actions for each period presented below as follows:
	For the three-months ending		For the six-months ending
	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $
Legal	7,934	225,063	156,116	345,966
Travel	110	3,751	110	42,890
Accounting	11,507	2,280	71,397	92,246
Consulting	114,110	-	255,530	-
	133,661	231,094	483,153	481,102

These costs are included in corporate administration in the unaudited interim consolidated statements of net loss and comprehensive loss and include amounts disclosed in note 10 to the extent they have been accrued.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

16	Management of capital

The Company's objectives when managing capital are:

To safeguard the Company's ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level; and

To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

In the management of capital the Company includes cash and cash equivalents, short-term investments, secured convertible debenture and the components of shareholders’ equity to provide a capital deficiency of $2,215,346 as at June 30, 2008 (December 31, 2007 - $3,756,777).  Upon successful completion of the rights offering described in note 1 of these unaudited interim consolidated financial statements, it is expected the capital deficit will be offset by approximately $2.9 million.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

In order to maximize ongoing research and development of its products, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry its research and development plans and operations into the first quarter of 2009 upon successful completion of the rights offering described in note 1 of these unaudited interim consolidated financial statements which is expected to provide approximately $2.9 million in additional capital resources.

The Company is not subject to any externally imposed capital requirements.

17	Financial instruments

Financial instruments of the Company consist of cash, short-term investments, other current assets, accounts payable and accrued liabilities, obligations under capital lease and a secured convertible debenture.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.  The Company has classified its financial instruments as follows:
	June 30, 2008 $	December 31, 2007 $
Financial assets
Cash and cash equivalents, held-for-trading, recorded at fair value	713,969	2,533,105
Short-term investment, held-for-trading, recorded at fair value	42,843	42,143
Non-repayable grants receivable, loans and receivables, recorded at amortized cost	15,421	30,265
GST receivable, loans and receivables, recorded at amortized cost	26,131	45,307
	798,364	2,650,820

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

17           Financial instruments (Continued)

Financial liabilities
Accounts payable and accrued liabilities, other liabilities, recorded at amortized cost	2,557,330	2,103,372
Current portion of obligations under capital lease, other liabilities, recorded at amortized cost	2,573	5,931
Secured convertible debenture, other liabilities, recorded at amortized cost	978,305	-
	3,538,208	2,109,303

The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of loss in the period the change occurs.  The Company has not identified or measured any embedded derivatives that require separation for the six-month period ended June 30, 2008 or the year ended December 31, 2007.

The Company did not have any available-for-sale financial instruments during the six-month period ended June 30, 2008 or the year ended December 31, 2007.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet is contractual obligations.

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and short-term investments.  The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters.  Cash and short-term investments are on deposit with a Canadian chartered bank.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments that earn interest at market rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company’s policy limits the investing of excess funds to liquid Guaranteed Investment Certificates (“GIC”) with maturities of 12 months or less. Based on the net exposures as at June 30, 2008, and assuming that all other variables remain constant, a 1% appreciation or deterioration of the interest rate would result in a decrease/increase of $11,000 in the Company’s net loss for the six-months ended June 30, 2008.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

17           Financial instruments (Continued)

Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

The Company is not exposed to interest rate risk arising from its secured convertible debenture as the interest charged is at a fixed rate.  However, should market interest rates vary significantly, the Company could be paying interest at a rate either higher or lower than market rates.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates primarily within Canada although a portion of its expenses are incurred in United States dollars (“US dollar”) and Euros.  The Company has not entered into foreign exchange derivative contracts.  A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar or the Euro could have an effect on the Company’s results of operations, financial position or cash flows.

As at June 30, 2008, the Company is exposed to currency risk through its cash and cash equivalents and accounts payable and accrued liabilities denominated in US dollars and Euros as follows:

	June 30, 2008		December 31, 2007
	US $	Euros €	US $	Euros €
Cash and cash equivalents	21,004	901	94,359	8,136
Accounts payable and accrued liabilities	(826,941)	(12,225)	(353,607)	-
Net	(805,937)	(11, 324)	(259,248)	8,136

Based on the above net exposures as at June 30, 2008, and assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the US dollar would result in a decrease/increase of $41,046 in the Company’s net loss and a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in a decrease/increase of $ 973 in the Company’s net loss.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

Accounts payable and accrued liabilities, as well as current portion of obligations under capital lease, are all due within the current operating period.